AH
11-25-2003



SO 11/25/03

03053521

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III



SEC MAIL PROCESSING
RECEIVED
NOV 2 5 2003
WASHINGTON, D.C. 155 SECTION

SEC FILE NUMBER
8- 30832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Bridges (617) 624-8829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nardella & Taylor, LLP
(Name – *if individual, state last, first, middle name*)

24 Hartwell Avenue	Lexington	MA	02420
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. DeAgazio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Services, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Cheryl Ann Stevens, Notary Public
Commonwealth of Massachusetts
My Commission Expires 2/20/2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON CAPITAL SERVICES, INC.

Financial Statements and Schedules

September 30, 2003

(With Independent Auditors' Report Thereon)



NARDELLA & TAYLOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

24 Hartwell Avenue
Lexington, Massachusetts 02420

Telephone: 781 862-6833
Facsimile: 781 862-8277

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Boston Capital Services, Inc.:

We have audited the accompanying statement of financial condition of Boston Capital Services, Inc. as of September 30, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Services, Inc. as of September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nardella + Taylor

Lexington, Massachusetts
October 17, 2003

BOSTON CAPITAL SERVICES, INC.

Statement of Financial Condition

September 30, 2003

Assets

Current assets:		
Cash	$	192,600
Deferred tax asset		16,674
Total current assets		209,274
Other assets:		
Other assets		3,300
Deposits		500
Total other assets		3,800
Total assets	$	213,074

Liabilities and Stockholders' Equity

Current liabilities:		
Commissions payable	$	68,191
Accrued expenses		360
Total current liabilities		68,551
Stockholders' equity:		
Common stock, $.01 par value; Authorized 300,000 shares; issued 1,000 shares		10
Additional paid-in capital		16,490
Retained earnings		128,273
		144,773
Less 250 shares of treasury stock, at cost		250
Total stockholders' equity		144,523
Total liabilities and stockholders' equity	$	213,074

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Income

Year Ended September 30, 2003

Revenue:	
Dealer-manager fees	$ 1,331,789
Commission income	145,650
Total revenue	1,477,439
Expenses:	
Administrative reimbursements - affiliates	1,271,603
Commissions	145,650
Professional fees	11,422
Due diligence fees	1,582
Broker/dealer, agent fees and other	1,726
Total expenses	1,431,983
Income from operations	45,456
Other expenses:	
Legal settlement	40,000
Income before taxes	5,456
Provision for income taxes	1,436
Net income	$ 4,020

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year Ended September 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2002	$ 10	$ 16,490	$ 124,253	$ 250	$ 140,503
Net income	-	-	4,020	-	4,020
Balance at September 30, 2003	$ 10	$ 16,490	$ 128,273	$ 250	$ 144,523

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Statement of Cash Flows

Year Ended September 30, 2003

Cash flows from operating activities:		
Net income	$	4,020
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase) decrease in:		
Commissions receivable		25,275
Deferred tax asset		980
Decrease (increase) in:		
Commissions payable		13,760
Accrued expenses		(22,038)
Net cash provided by operating activities		21,997
Cash at beginning of year		170,603
Cash at end of year	$	192,600

The accompanying notes are an integral part of the financial statements.

BOSTON CAPITAL SERVICES, INC.

Notes to Financial Statements

September 30, 2003

(1) Nature of Business

Boston Capital Services, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker/dealer selling tax advantaged investments in limited partnerships.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company earns a dealer-manager fee based on a pre-determined percentage of the equity raised through the sale of certain limited partnerships. Revenue is recognized upon the closing date of each equity funding. Dealer-management fees are reported net of any amounts due to participating brokers. Commissions earned by brokers affiliated to the Company are recognized when earned.

(b) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

(c) Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash and accrued expenses approximate the respective fair values due to the short maturities of those instruments.

(d) Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BOSTON CAPITAL SERVICES, INC.

Notes to Financial Statements

September 30, 2003

(2) Summary of Significant Accounting Policies (continued)

(e) Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2003, the Company's uninsured balance was $97,323.

(f) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

(3) Income Taxes

The provision for income taxes for the year ended September 30, 2003 is comprised of the following:

Current tax expense	$ 3,300	$ 2,133	$ 5,433
Benefit of loss carryforwards	(3,300)	(1,677)	(4,977)
Net current tax expense	-	456	456
Deferred tax expense	944	36	980
Income tax expense	$ 944	$ 492	$ 1,436

Temporary differences which give rise to deferred tax assets and liabilities at September 30, 2003 result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes. The Company has a federal loss carryforward that may be used to against future federal taxable income. If not used, the carryforward will expire September 30, 2021. The loss carryforward at September 30, 2003 totaled $3,708.

BOSTON CAPITAL SERVICES, INC.

Notes to Financial Statements

September 30, 2003

(4) Net Capital Requirement

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. As of September 30, 2003, Boston Capital Services, Inc. had a "net capital" requirement of $5,000, whereas its actual "net capital" was $124,049. The Rule also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 0.55 to 1 as of September 30, 2003.

(5) Related Party Transactions

The Company acts as a dealer/manager in security transactions for affiliates and sells investments brokered by its affiliates. All dealer-manager fees and commissions are derived from affiliated companies under common control.

All accounting, clerical and other management services are shared with and paid by affiliated companies. During 2003, the Company was charged $1,271,603 for administrative expenses by affiliated companies. Of this amount, $360 is included in accrued expenses at September 30, 2003.

(6) Treasury Stock

From its inception in 1982 until October 1, 1988, the Company was a wholly-owned subsidiary of BCS Group, Inc. On October 1, 1988, the Company purchased 250 shares of its own common stock from BCS Group, Inc. for $1 per share. Also on this date, the remaining 750 outstanding shares of the Company's common stock were purchased for $1 per share by three individuals. On June 14, 2001, two of the individuals sold their shares to a limited partnership.

BOSTON CAPITAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1

September 30, 2003

Aggregate indebtedness	$	68,551
Net worth:		
Common stock	$	10
Additional paid-in capital		16,490
Retained earnings		128,273
Treasury stock		(250)
Total net worth		144,523
Deduct nonallowable assets:		
Deferred tax asset		16,674
Other assets		3,300
Deposits		500
Total nonallowable assets		20,474
Net capital		124,049
Minimum net capital requirement to be maintained		5,000
Net capital in excess of requirements	$	119,049
Ratio of aggregate indebtedness to net capital		0.55 to 1

The independent auditors' report should be read with this supplementary schedule.

Schedule II

BOSTON CAPITAL SERVICES, INC.

Reconciliation of Audited Computation of Net Capital
Under Rule 15c3-1 to Unaudited FOCUS Report Part IIA

September 30, 2003

Aggregate indebtedness per unaudited FOCUS Report	$	68,551
Audit adjustments		-
Aggregate indebtedness per audited financial statements	$	68,551
Net worth per unaudited FOCUS Report	$	145,501
Audit adjustments		(978)
Net worth per audited financial statements		144,523
Adjustments to compute net capital		(20,474)
Net capital per audited financial statements	$	124,049

The independent auditors' report should be read with this supplementary schedule.



NARDELLA & TAYLOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

24 Hartwell Avenue
Lexington, Massachusetts 02420

Telephone: 781 862-6833
Facsimile: 781 862-8277

The Board of Directors
Boston Capital Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Boston Capital Services, Inc. (the Company) for the year ended September 30, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making quarterly securities examinations, counts, verifications, and comparisons;
(ii) Recordation of differences required by rule 17a-13;
(iii) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(continued)

The Board of Directors
Boston Capital Services, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Nardello + Taylor

Lexington, Massachusetts
October 17, 2003